UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841

NextEra Energy, Inc. Employee Retirement Savings Plan

(Full title of the plan)

NextEra Energy, Inc.

(Name of issuer of the securities held pursuant to the plan)

700 Universe Boulevard

Juno Beach, Florida 33408

(Address of principal executive office)

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

Crowe Horwath LLP Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefit Plans

    Administrative Committee

NextEra Energy, Inc. Employee Retirement Savings Plan

Juno Beach, Florida

We have audited the accompanying statements of net assets available for benefits of NextEra Energy, Inc. Employee Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of NextEra Energy, Inc. Employee Retirement Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe Horwath LLP

Columbus, Ohio

June 20, 2016

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2015 AND 2014

	December 31, 2015
		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
ASSETS
Investments, at fair value (see Note 7)
Registered investment companies	$259,161,413	$7,388,939	$–	$266,550,352
Collective trust funds	1,261,798,137	–	–	1,261,798,137
Common stock other than NextEra Energy, Inc. common stock	356,182,868	–	–	356,182,868
NextEra Energy, Inc. common stock	398,691,869	864,544,426	10,535,693	1,273,771,988
Corporate bonds	28,560	–	–	28,560

Total investments, at fair value	2,275,862,847	871,933,365	10,535,693	3,158,331,905
Investments, at contract value (see Note 8)	307,451,143	–	–	307,451,143

Total investments	2,583,313,990	871,933,365	10,535,693	3,465,783,048

Receivables
Participant loans	71,861,913	–	–	71,861,913
Pending trades due from brokers	630,660	–	–	630,660
Other receivables	2,443,708	–	58	2,443,766

Total receivables	74,936,281	–	58	74,936,339

Non-interest bearing cash	649,288	9	–	649,297

Total assets	2,658,899,559	871,933,374	10,535,751	3,541,368,684

LIABILITIES
Leveraged ESOP note:
Current	–	–	3,340,882	3,340,882
Interest payable (Leveraged ESOP)	–	–	10,791	10,791
Pending trades due to brokers	498,776	–	–	498,776
Other payables	2,159,337	56,444	–	2,215,781

Total liabilities	2,658,113	56,444	3,351,673	6,066,230

NET ASSETS AVAILABLE FOR BENEFITS	$2,656,241,446	$871,876,930	$7,184,078	$3,535,302,454

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2015 AND 2014

	December 31, 2014
		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
ASSETS
Investments, at fair value (see Note 7)
Registered investment companies	$250,241,539	$7,228,596	$–	$257,470,135
Collective trust funds	1,294,265,738	–	–	1,294,265,738
Common stock other than NextEra Energy, Inc. common stock	327,321,877	–	–	327,321,877
NextEra Energy, Inc. common stock	422,746,392	875,088,227	102,892,653	1,400,727,272
Interest bearing cash	30,224	–	–	30,224

Total investments, at fair value	2,294,605,770	882,316,823	102,892,653	3,279,815,246
Investments, at contract value (see Note 8)	316,753,118	–	–	316,753,118

Total investments	2,611,358,888	882,316,823	102,892,653	3,596,568,364

Receivables
Participant loans	71,873,571	–	–	71,873,571
Pending trades due from brokers	247,556	–	–	247,556
Other receivables	1,177,170	–	26	1,177,196

Total receivables	73,298,297	–	26	73,298,323

Non-interest bearing cash	332,995	9	–	333,004

Total assets	2,684,990,180	882,316,832	102,892,679	3,670,199,691

LIABILITIES
Leveraged ESOP note:
Current	–	–	27,265,500	27,265,500
Non-current	–	–	3,340,882	3,340,882
Interest payable (Leveraged ESOP)	–	–	98,859	98,859
Pending trades due to brokers	760,319	–	–	760,319
Other payables	1,680,687	353,835	–	2,034,522

Total liabilities	2,441,006	353,835	30,705,241	33,500,082

NET ASSETS AVAILABLE FOR BENEFITS	$2,682,549,174	$881,962,997	$72,187,438	$3,636,699,609

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2015

		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
Additions to net assets attributed to:
Net depreciation in fair value of investments	$(16,939,392)	$(19,139,696)	$(4,070,790)	$(40,149,878)
Interest income	8,551,040	–	187	8,551,227
Dividend income	23,654,597	25,115,425	1,925,881	50,695,903

Net investment income/(loss)	15,266,245	5,975,729	(2,144,722)	19,097,252

Contributions
Participant	134,730,720	–	–	134,730,720
Employer	–	–	2,202,870	2,202,870
Allocation of Leveraged ESOP shares	–	63,175,481	–	63,175,481

Total contributions	134,730,720	63,175,481	2,202,870	200,109,071

Transfer from/to nonparticipant-directed investments	36,280,372	1,499,900	–	37,780,272

Total net additions	186,277,337	70,651,110	58,148	256,986,595

Deductions from net assets attributed to:
Interest expense	–	–	1,886,027	1,886,027
Benefit payments to participants and beneficiaries	207,169,217	44,102,971	–	251,272,188
Management and administrative expenses	3,915,948	353,834	–	4,269,782
Transfer from/to participant directed investments	1,499,900	36,280,372	–	37,780,272
Decrease in Leveraged ESOP unallocated account	–	–	63,175,481	63,175,481

Total deductions	212,585,065	80,737,177	65,061,508	358,383,750

Net decrease	$(26,307,728)	$(10,086,067)	$(65,003,360)	$(101,397,155)

Net assets available for benefits at December 31, 2014	$2,682,549,174	$881,962,997	$72,187,438	$3,636,699,609

Net assets available for benefits at December 31, 2015	$2,656,241,446	$871,876,930	$7,184,078	$3,535,302,454

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

1.	Description of the Plan

The following description of the NextEra Energy, Inc. Employee Retirement Savings Plan (the Plan) provides only general information. Participating employees (Participants) should refer to the Summary Plan Description available in their employee handbook (as updated periodically through Summaries of Material Modifications) for a more complete description of the Plan.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan includes a cash or deferred compensation arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Pretax Option permits Participants to elect to defer federal income taxes on their contributions (Pretax Contributions) until such contributions are distributed from the Plan.

Employees of NextEra Energy, Inc. (the Company/Employer) and its subsidiaries, with the exception of employees in the International Brotherhood of Electrical Workers local 2150 (IBEW 2150) at NextEra Energy Point Beach, LLC (NextEra Energy Point Beach), are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with the Company or certain of its subsidiaries or on the first day of any payroll period thereafter. Employees in the IBEW 2150 at NextEra Energy Point Beach are eligible to participate in the Plan on the first day of employment.

The Plan also includes leveraged employee stock ownership plan (Leveraged ESOP) provisions (see Note 4). The Leveraged ESOP is a stock bonus plan within the meaning of U.S. Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in the common stock, par value $.01 per share, of the Company (Company Stock).

The Plan has a Dividend Payout Program which enables Participants to choose how their dividends on certain shares of Company Stock held in the Plan are to be paid. The options available to Participants include reinvestment of dividends in Company Stock or distribution of dividends in cash. Dividends on unallocated Company Stock held in the Leveraged ESOP do not qualify under this program.

Trustee

Fidelity Management Trust Company (Trustee) administers the NextEra Energy, Inc. Employee Retirement Savings Plan Trust (Trust) established to hold the assets and liabilities of the Plan.

Administration of the Plan

The Plan is intended to qualify as a participant-directed account plan under Section 404(c) of ERISA. The Employee Benefit Plans Administrative Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets), and the Employee Benefit Plans Investment Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named investment fiduciary, but is not directly responsible for the management and control of the Plan assets. The Employee Benefits Advisory Committee acts on behalf of the Company as the Plan Sponsor, as defined by ERISA. Fidelity Workspace Services LLC (Fidelity) provides recordkeeping services with respect to the Plan.

Employee Contributions

The Plan allows for combined pretax and after-tax contributions by eligible employees in whole percentages of up to 50% of their eligible earnings, as defined by the Plan. Effective January 1, 2016, all non-bargaining and certain bargaining unit employees can make Roth after-tax contributions to the Plan, subject to the 50% limit above. In addition, employees age 50 or older who contributed the maximum annual amount allowable under the Pretax Option in the Plan have the option of contributing an additional pretax catch up contribution in accordance with Code Section 414(v). Effective January 1, 2016, all non-bargaining and certain bargaining unit employees age 50 or older can also make Roth catch-up contributions, subject to the same limitations above.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

NextEra Energy Point Beach bargaining unit eligible employees represented by IBEW 2150 (Eligible Employee) hired or rehired after January 1, 2008 are deemed to have elected to make a Pretax Contribution of 3% in the Plan unless such Eligible Employee otherwise affirmatively revokes or modifies his or her pretax election within 60 days of his or her date of hire or rehire. All non-bargaining eligible employees and bargaining unit eligible employees at the NextEra Energy Resources Operating Services, Inc.’s Jamaica Bay Bayswater Plant, bargaining unit eligible employees at NextEra Energy Duane Arnold, LLC (NextEra Energy Duane Arnold) in the International Union, Security Police and Fire Professionals of America local 214 and bargaining unit eligible employees at NextEra Energy Point Beach (not represented by IBEW 2150) hired on rehired on or after January 1, 2015 are deemed to have elected to make a Pretax Contribution of 3% in the Plan unless such employee otherwise affirmatively revokes or modifies his or her pretax election within 60 days of his or her date of hire or rehire. NextEra Energy Maine Operating Services, LLC (Nextera Energy Maine) bargaining unit eligible employees hired on or after July 1, 2015 are deemed to have elected to make a Pretax Contribution of 3% in the Plan unless such employee otherwise affirmatively revokes or modifies his or her pretax election within 60 days of his or her date of hire or rehire.

Participants can elect to invest in any combination of different investment options offered under the Plan. Participants may change their investment elections daily, subject to Fidelity’s excessive trading policy and the Plan’s limitations on investments in Company Stock.

Employer Contributions

The table below presents the employer contribution formula for the various Participant groups covered by the Plan as of December 31, 2015 and 2014.

Participant Group	Benefit
NextEra Energy, Inc. and subsidiaries Non-Bargaining and Bargaining Unit Employees, not listed below	100% on the first 3% of employee contribution 50% on the next 3% of employee contribution 25% on the next 1% of employee contribution
NextEra Energy Seabrook, LLC (NextEra Energy Seabrook) Non-Bargaining Employees hired prior to November 1, 2002 NextEra Energy Seabrook Bargaining Unit Employees hired prior to January 1, 2004	100% on the first 3% of employee contribution

NextEra Energy Duane Arnold Non-Bargaining Employees hired prior to January 27, 2006 and NextEra Energy Point Beach Non-Bargaining Employees hired prior to September 28, 2007

NextEra Energy Duane Arnold Bargaining Unit Employees and NextEra Energy Point Beach Bargaining Unit Employees (not represented by IBEW 2150)

100% on the first 3% of employee contribution 50% on the next 2% of employee contribution
NextEra Energy Point Beach Bargaining Unit Employees represented by IBEW 2150	100% on the first 1% of employee contribution 50% on the next 6% of employee contribution

All or part of required Company contributions to the Plan are made in the form of Company Stock allocated from shares held in suspense in the Leveraged ESOP account based on the fair value of the shares on the date of allocation. The Company makes cash contributions for the difference between the dividends on the shares acquired by the Leveraged ESOP account and the required principal and interest payments on Acquisition Indebtedness (see Note 4). In 2015 the Company contributed cash of $2,202,870 for required principal and interest payments on Acquisition Indebtedness. Contributions are subject to certain limitations. In March 2016, all of the remaining shares in the Leveraged ESOP suspense account used for match were allocated to participants. The Company is continuing to provide matching contributions in the form of Company Stock.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

Forfeitures

Forfeitures of non-vested Company matching contributions due to termination of employment may be used to restore amounts previously forfeited or to reduce the amount of future Company matching contributions to the Plan or may be applied to administrative expenses. Forfeitures used to reduce employer contributions in 2015 totaled $1,499,900 and forfeitures applied to administrative fees in 2015 totaled $260,271. At December 31, 2015 and 2014, the balance of the forfeiture account was $153,105 and $266,936, respectively.

Vesting

Participants are immediately 100% vested in employee contributions.

Company matching contributions vest at a rate of 20% each year of service and are fully vested upon a Participant attaining five years of service, except as noted below.

NextEra Energy Seabrook non-bargaining employees hired prior to November 1, 2002, NextEra Energy Duane Arnold non-bargaining employees hired prior to January 27, 2006 and NextEra Energy Point Beach non-bargaining employees hired prior to September 28, 2007 are fully vested immediately in Company matching contributions. For employees of NextEra Energy Maine hired prior to August 1, 2006, Company matching contributions are fully vested upon attaining six months of service.

For bargaining unit employees of NextEra Energy Maine hired prior to May 15, 2008, employer contributions are fully vested upon attaining six months of service. For bargaining unit employees of NextEra Energy Seabrook hired prior to January 1, 2009 and bargaining unit employees of NextEra Energy Point Beach other than employees represented by IBEW 2150, employer contributions are fully vested immediately. For bargaining unit employees of NextEra Energy Point Beach represented by IBEW 2150 hired on or after September 28, 2007, employer contributions are fully vested after attaining one year of service. For bargaining unit employees of NextEra Energy Duane Arnold existing on the date of acquisition of the Duane Arnold Energy Center (January 27, 2006), employer contributions are fully vested. For all bargaining unit employees of NextEra Energy Point Beach existing on the date of acquisition of the Point Beach Nuclear Plant (September 28, 2007), employer contributions are fully vested.

Under certain circumstances, an employee may also receive vesting credit for prior years of service with the Company or any of its subsidiaries.

Participant Loans

Each Participant may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the account (reduced by any outstanding loans), whichever is less. The vested portion of a Participant’s account will be pledged as security for the loan. Participants may not have more than two loans outstanding from the Plan at any time. Participant loans have a fixed annual interest rate based on the prime rate as of the first business day of the month in which the loan is originated. Loans outstanding at December 31, 2015 carry an interest rate of 3.25% and mature between 2016 and 2021.

Benefit Payments and Withdrawals

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions. The penalties may limit a Participant’s contributions to the Plan for varying periods following a withdrawal. Upon termination from employment, Participants are eligible to receive a distribution of the full value of their vested account balance. Terminated Participants can elect to receive a full payment, partial payments, or installments over a period of up to ten years.

Administrative Expenses

The Company pays a portion of the administrative expenses of the Plan. Additionally, Plan participants pay a fee of $63 per year to cover some of the administrative expenses of the Plan. All other expenses are paid directly by the Plan through forfeitures or revenue sharing that the Plan receives either directly or indirectly from certain of the Plan’s investment options. Any fees paid directly by the Company are not included in the financial statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code that limit this right while Leveraged ESOP Acquisition Indebtedness remains outstanding. The Acquisition Indebtedness was repaid in March 2016. In the event of Plan termination, Participants will become 100% vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In 2015, the Financial Accounting Standards Board issued two amendments to accounting principles generally accepted in the United States which simplify employee benefit plan reporting and plan investment disclosures and enhance consistency in the categorization of investments in the fair value hierarchy. The amendments are effective for periods beginning after December 15, 2015 and early adoption is permitted with retrospective application for comparative periods.

The first amendment removes requirements to show investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient. The removal of these requirements is due to diversity in practice in fair value levelling for these investments, particularly those with future redemption dates. The Plan Sponsor has chosen not to early adopt this amendment and is currently evaluating the effect the adoption of this amendment will have on the Plan’s financial statements.

Under the second amendment, benefit plan reporting was simplified with respect to fully-benefit-responsive investment contracts which are now to be measured, presented and disclosed at contract value. Additionally, Plan investment disclosures have been simplified by eliminating previously required disaggregation of net appreciation or depreciation in investments by general type, no longer requiring disclosure of investments representing 5% or more of net assets available for benefits, and no longer requiring that investments in the fair value hierarchy be disclosed by nature, characteristics and risk. The Plan Sponsor has chosen to early adopt these changes and the impact of the adoption has been reflected in the presentation of the statements of net assets available for benefits or the statement of changes in net assets available for benefits. The financial impact of adopting the amendment had no effect on the Plan’s total net assets available for benefits. Amounts previously reported at December 31, 2014 reflect a reduction in Total investments in the Statements of Net Assets Available for Benefits, at fair value of $322,902,484, the removal of the adjustments from fair value to contract value for fully benefit-responsive investment contracts of ($6,149,366) and the net result is reported as Investments, at contract value in the amount of $316,753,118, in the Statements of Net Assets Available for Benefits. The impact of the revisions to disclosures has been reflected in Note 2, Note 7, and Note 8.

Investment Valuation

The Plan’s investments are reported at fair value, except for the fully benefit-responsive investment contracts, which are reported at contract value. Fair value measurement guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy intended to disclose information about the relative reliability of fair value measurements, with the highest priority being unadjusted quoted prices in active markets for identical assets or liabilities.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The Plan recognizes transfers into and out of fair value hierarchy levels at the beginning of the period.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments held by the Plan.

Registered investment companies (mutual funds), Company Stock, common stock and other: Investments in shares of registered investment companies are valued at quoted market prices in active markets (Level 1 inputs), which represent the net asset value of such shares at year end. Investments in shares of actively traded money market mutual funds are stated at the net asset value of such shares held at year-end (Level 1 inputs). Company Stock and other common stock are valued at their quoted market price in active markets (Level 1 inputs).

There are also investments in registered investment companies which are valued at the net asset value of such shares held (Level 2 inputs). The investment objectives of these registered investment companies valued at net asset value vary, with some holding diversified portfolios of domestic or international stocks, diversified portfolios of bonds, inflation-protected bonds, and/or money market securities. Each of these registered investment companies which are valued at net asset value provide for daily redemptions reported at net asset value per unit share, with no advance notice requirement.

Collective trust funds: The fair values of participation units held in collective trust funds are based on the net asset value per unit share reported by the fund manager as of the financial statement dates and on recent transaction prices (Level 2 inputs). The investment objectives of the underlying collective trust funds vary, with holdings which include diversified portfolios of domestic or international stocks, diversified portfolios of bonds, inflation-protected bonds, money market securities, commodity securities and/or real estate securities. The investment objectives of the short term investment funds is to provide daily liquidity and invest directly or indirectly in mortgage and asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. Each collective trust fund provides for daily redemptions reported at net asset value per unit share, with no advance notice requirement.

Interest bearing cash: Interest bearing cash plus accrued interest is reported at cost which approximates fair value (Level 2 inputs).

The following is a description of the valuation methods and assumptions used by the Plan to report the contract value of the fully benefit-responsive synthetic guaranteed investment contracts held by the Plan.

Investment contracts (wrapper contracts): The Managed Income Fund holds fully benefit-responsive investment contracts (wrapper contracts) (see Note 8 – Managed Income Fund) with various insurance companies and financial institutions in order to provide Participants with a stable, fixed-rate of return on investments and protection of principal from changes in market interest rates. The crediting interest rate resets monthly and is based on an agreed-upon formula with the issuers, but cannot be less than zero. The key factors that influence future rates could include the following: the level of market interest rates, the difference between the fully benefit-responsive investment contracts’ book and market values, the amount and timing of Participant contributions, transfers and withdrawals into/out of the fully benefit-responsive investment contracts, and the duration of the underlying investments backing the fully benefit-responsive investment contracts.

The wrapper contracts within the Managed Income Fund are a synthetic guaranteed investment contract which is valued at the contract value of the underlying investments of the contracts, primarily debt securities and wrapper contracts. The underlying investments in the Managed Income Fund include U.S. Treasury notes, asset-backed and mortgage-backed securities, corporate bonds and government agency notes. The contracts are unallocated in nature and are fully benefit-responsive. Therefore, net assets available for benefits reflects the contract value of the Managed Income Fund. There are no reserves against contract values (which represent contributions made under the contract, plus earnings, less withdrawals and administrative expenses) for credit risk of the contract issuer or otherwise. Wrapper contracts provide the Managed Income Fund with the ability to use contract value accounting to maintain a constant $1.00 unit price. Wrapper contracts also provide for the payment of participant-directed withdrawals and exchanges at contract value (principal and interest accrued to date) during the term of the wrapper contracts. However, withdrawals prompted by certain events (e.g., layoffs, retirement during specified early retirement window periods, spin-offs, sale of a division, facility closings, plan terminations, partial plan terminations, changes in law or regulation, material breach of contract responsibilities, loss of the Plan’s qualified status, etc.) may be paid at fair value which may be less than contract value. Currently, management believes that the occurrence of an event that would cause the Plan to be paid at less than contract value is not probable. A contract issuer may terminate a wrapper contract at any time; however, if the fair value of the contract is less than the contract value, the contract issuer can either hold the contract until the fair value and contract value are equal or make up the difference between the two. If the funds in the wrapper contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

Investment Income Recognition

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the average cost method of the securities. The carrying amounts of securities held in Participants’ accounts are adjusted daily; securities held in the Leveraged ESOP account are adjusted daily. Unrealized appreciation or depreciation is recorded to recognize changes in fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits distributed to Participants are recorded when paid.

Participant Loans

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances in the Plan.

3.	Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility, which could result in changes in the value of such securities. Due to the level of risk associated with certain types of investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

4.	Leveraged Employee Stock Ownership Plan

In December 1990, the Master Trust for Retirement Savings Plans of NextEra Energy, Inc. and Affiliates (Master Trust) borrowed $360 million (Acquisition Indebtedness) from NextEra Energy Capital Holdings, Inc. to purchase approximately 24.8 million shares of Company Stock. The Company Stock acquired by the Master Trust (held in the Trust since December 31, 2013) is initially held in a separate account (Leveraged ESOP account) until shares are allocated to the accounts of participants under the Plan.

Acquisition Indebtedness

The Acquisition Indebtedness (Leveraged ESOP Note) is held by EMB Investments, Inc. (the Lender) which is a wholly-owned subsidiary of NextEra Energy Capital Holdings, Inc. The Leveraged ESOP Note carries a fixed interest rate of 9.69% per annum. The Leveraged ESOP Note is repaid quarterly using dividends received on both Company Stock held by the Leveraged ESOP account and Leveraged ESOP shares allocated to Participants’ accounts under the Plan, together with cash contributions from the Company. For dividends on shares allocated to Participants’ accounts used to repay the loan, additional shares equal in value to those dividends were allocated to Participants’ accounts under the Plan. In 2015, dividends received from shares held by the Leveraged ESOP account and shares allocated to Participants’ accounts totaled $1,925,881 and $25,115,425, respectively. Employer contributions for the 2015 debt service shortfall totaled $2,202,870.

The unallocated shares of Company Stock acquired with the proceeds of the Leveraged ESOP Note are collateral for the Leveraged ESOP Note. As debt payments are made, a percentage of Company Stock is released from collateral and becomes available to satisfy Company matching contributions, as well as to replace dividends on Leveraged ESOP shares allocated to Participants’ accounts used to repay the Leveraged ESOP Note. The number of shares released from the Leveraged ESOP account and allocated to Participants’ accounts during the year is based on the ratio of the total of the current year’s principal and interest payments on the Leveraged ESOP Note to the total principal and interest payments remaining, including the current year. In 2015, the number of shares required to be released exceeded the number of shares required to provide Company matching contributions and to restore dividends on allocated Leveraged ESOP shares. The additional shares were allocated to participants in accordance with the terms of the Plan. During 2015, 866,625 shares of Company Stock were released from collateral for the Leveraged ESOP Note. The 866,625 shares consisted of 464,879 shares to provide Company matching contributions, 148,169 shares allocated in accordance with the terms of the plan and 253,577 shares to restore dividends on allocated Leveraged ESOP shares used to repay the Leveraged ESOP Note.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

The Leveraged ESOP Note, with carrying values of $3,340,882 and $30,606,382 at December 31, 2015 and 2014, respectively, is estimated to have a fair value that is not materially different from carrying value. The fair value is estimated using a discounted cash flow valuation technique, based upon interest rates currently available to the Company on debt with similar terms, maturities, and structures (Level 2 inputs).

The scheduled principal repayments of the Leveraged ESOP Note are as follows:

Year	Repayment Amount
2016	$3,340,882

In accordance with the terms of the Leveraged ESOP Note, the final principal payment was made in March of 2016.

5.	Nonparticipant-directed Investments

The nonparticipant-directed net assets of the Plan and changes therein consist of those reflected in the financial statements as “Nonparticipant-Directed Unallocated” and “Nonparticipant-Directed Allocated.”

6.	Parties-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

The Leveraged ESOP Note is held by the Lender which is a wholly-owned subsidiary of NextEra Energy Capital Holdings, Inc., which is a wholly-owned subsidiary of the Company. As of December 31, 2015 and 2014, 101,412 and 968,037 shares, respectively, of Company Stock held by the Plan served as collateral for the Leveraged ESOP Note.

Dividend income earned by the Plan includes dividends on Company Stock. Dividends received on both Company Stock held by the Leveraged ESOP account and Leveraged ESOP shares allocated to Participants’ accounts under the Plan, together with cash contributions from the Company, are used to repay the Leveraged ESOP Note. Certain dividends on shares held in Participants’ accounts are reinvested in Company Stock for the benefit of the Plan’s Participants pursuant to the Company’s Dividend Reinvestment and Direct Stock Purchase Plan in which the Trustee participates.

At December 31, 2015 and 2014, the number of shares of Company Stock held in Participants’ accounts totaled 12,159,364 and 12,210,317, respectively, with a fair value of $1,263,236,295 and $1,297,834,619, respectively. During 2015, dividends on shares of Company Stock held in Participants’ accounts totaled $37,158,260 and dividends on shares of Company Stock held in the Leveraged ESOP account totaled $1,925,881.

Certain fees were paid by the Plan to the managers of the investments held in the Plan and certain Plan investments are managed by an affiliate of the Trustee or investment advisors of the Plan. These transactions qualify as party-in-interest transactions. The Plan also pays for various administrative expenses to service providers which constitute party-in-interest transactions. Additionally, the Plan reimburses the Company for a portion of the costs incurred in the administration of the Plan which are considered party-in-interest transactions. Participant Loans held by the Plan of $71,861,913 and $71,873,571 at December 31, 2015 and December 31, 2014, respectively, are also considered party-in-interest transactions.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

7.	Investments

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets that are measured at fair value on a recurring basis as of December 31, 2015:

	Fair Value Measurements At December 31, 2015 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Participant-directed investments:
Registered investment companies	$259,161,413	$–	$–	$259,161,413
Collective trust funds	–	1,261,798,137	–	1,261,798,137
Common stock other than NextEra Energy, Inc. common stock	356,182,868	–	–	356,182,868
NextEra Energy, Inc. common stock	398,691,869	–	–	398,691,869
Corporate bonds	–	28,560	–	28,560

Total participant-directed investments	1,014,036,150	1,261,826,697	–	2,275,862,847

Nonparticipant-directed investments (Leveraged ESOP):
NextEra Energy, Inc. common stock	875,080,119	–	–	875,080,119
Registered investment companies	7,388,939	–	–	7,388,939

Total nonparticipant-directed investments	882,469,058	–	–	882,469,058

Total investments in the fair value hierarchy	1,896,505,208	1,261,826,697	–	3,158,331,905

Investments at contract value				307,451,143

Total investments				$3,465,783,048

During the 2015 Plan year there were no transfers between Level 1 and Level 2 investments.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets that are measured at fair value on a recurring basis as of December 31, 2014:

	Fair Value Measurements At December 31, 2014 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Participant-directed investments:
Registered investment companies	$164,958,609	$85,282,930	$–	$250,241,539
Collective trust funds	–	1,294,265,738	–	1,294,265,738
Common stock other than NextEra Energy, Inc. common stock	327,321,877	–	–	327,321,877
NextEra Energy, Inc. common stock	422,746,392	–	–	422,746,392
Interest bearing cash	–	30,224	–	30,224

Total participant-directed investments	915,026,878	1,379,578,892	–	2,294,605,770

Nonparticipant-directed investments (Leveraged ESOP):
NextEra Energy, Inc. common stock	977,980,880	–	–	977,980,880
Registered investment companies	7,228,596	–	–	7,228,596

Total nonparticipant-directed investments	985,209,476	–	–	985,209,476

Total investments in the fair value hierarchy	1,900,236,354	1,379,578,892	–	3,279,815,246

Investments at contract value				316,753,118

Total investments				$3,596,568,364

During the 2014 Plan year there were no transfers between Level 1 and Level 2 investments.

8.	Managed Income Fund

The contract value of fully benefit-responsive investment contracts was $307,451,143 and $316,753,118, respectively, at December 31, 2015 and 2014. The contract value of fully benefit-responsive investment contracts excludes short term investments in registered investment companies that are not covered by the wrapper contracts. These investments are reported at fair value in the amount of $3,101,673 and $2,020,594, respectively, at December 31, 2015 and 2014.

9.	Income Taxes

On June 17, 2015, the Internal Revenue Service (IRS) made a favorable determination that the Plan meets the requirements of Section 401(a) of the Code. The Plan has been amended and restated since receiving the favorable determination letter and due to expiry of the determination letter program, no new letter is expected. The Company and the Plan administrator believe that the Plan is currently designed and operated in material compliance with the applicable requirements of the Code and that the Plan continues to be tax-exempt. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan meets the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, the Company will be able to claim an income tax deduction for dividends used to repay the Leveraged ESOP Note and for dividends on Company Stock distributed directly to Participants. Participants are given the option to receive dividend distributions in cash; all dividends earned by Participants are deductible by the Company.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

Company matching contributions to the Plan on a Participant’s behalf, the Participant’s Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Company matching contributions, Pretax Contributions, and earnings thereon are distributed or withdrawn. Participant’s Roth after-tax contributions and the earnings thereon generally are not taxable to the Participant if made as a qualified withdrawal. A loan from a Participant’s account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

Accounting principles generally accepted in the United States of America require plan administrators to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations by the IRS for years prior to 2012.

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits included in the financial statements to Form 5500 for December 31, 2014. As of December 31, 2015, fully benefit-responsive investment contracts will be reported at contract value on Form 5500 and reported at contract value in the statements of net assets available for benefits.

December 31, 2014

Net assets available for benefits per the financial statements	$3,636,699,609
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	6,149,366

Net assets per Form 5500	$3,642,848,975

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for December 31, 2015:

December 31, 2015
Decrease in net assets available for benefits per the financial statements	$(101,397,155)
Less: Prior year adjustment to contract value for investments in fully benefit-responsive contracts	(6,149,366)

Net income per Form 5500	$(107,546,521)

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Common Stock:
	MOBILEYE NV	17,500	**	739,900
	FERRARI NV	10,720	**	514,560
	ALLERGAN PLC	20,135	**	6,292,188
	VALEANT PHARMACEUTICALS	23,700	**	2,409,105
	NXP SEMICONDUCTORS NV	16,100	**	1,356,425
	ASML HLDG NV (NY REG SHS)	12,300	**	1,091,871
	AKAMAI TECHNOLOGIES INC	13,100	**	689,453
	ALASKA AIR GROUP INC	16,700	**	1,344,517
	ALEXION PHARMACEUTICALS	36,200	**	6,905,150
	ALPHABET INC CL C	6,122	**	4,645,863
	ALPHABET INC CL A	10,500	**	8,169,105
	AMAZON.COM INC	22,300	**	15,072,346
	AMERICAN AIRLINES GROUP	96,400	**	4,082,540
	ANTHEM INC	22,800	**	3,179,232
	APPLE INC	25,100	**	2,642,026
	BECTON DICKINSON & CO	8,500	**	1,309,765
	BIOMARIN PHARMACEUTICAL	11,100	**	1,162,836
	BIOGEN INC	3,800	**	1,164,130
	BOEING CO	54,500	**	7,880,155
	BRISTOL-MYERS SQUIBB CO	41,100	**	2,827,269
	CIGNA CORP	12,300	**	1,799,859
	CANADIAN PAC RAILWAY	14,500	**	1,850,200
	CARMAX INC	18,700	**	1,009,239
	CELGENE CORP	24,600	**	2,946,096
	CHIPOTLE MEXICAN GRILL	2,350	**	1,127,648
	DANAHER CORP	80,400	**	7,467,551
	ROYAL CARIBBEAN CRUISES	15,200	**	1,538,392
	FACEBOOK INC A	57,799	**	6,049,243
	FEDEX CORP	12,900	**	1,921,971
	FLOWSERVE CORP	33,800	**	1,422,304
	GILEAD SCIENCES INC	21,100	**	2,135,109
	HANESBRANDS INC	61,100	**	1,798,173
	HILTON WORLDWIDE HLDGS	142,613	**	3,051,918
	HUMANA INC	10,200	**	1,820,802
	DROPBOX INC	15,913	**	213,712
	ILLUMINA INC	2,300	**	441,474
	INCYTE CORP	11,300	**	1,225,485
	INTERCONTINENTAL EXCHANGE	11,820	**	3,028,993
	INTUITIVE SURGICAL INC	7,942	**	4,337,603
	JUNIPER NETWORKS INC	35,500	**	979,800
	LILLY (ELI) & CO	26,700	**	2,249,742
	LINKEDIN CORP CL A	9,800	**	2,205,784
	LOWES COS INC	42,900	**	3,262,116
	MGM RESORTS INTERNATIONAL	134,805	**	3,062,770
	MCKESSON CORP	6,200	**	1,222,826
	MICROSOFT CORP	87,700	**	4,865,596
	MORGAN STANLEY	160,642	**	5,110,015

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2015

(a)		(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
		NETFLIX INC	3,500	**	400,330
		NETSUITE INC	17,600	**	1,489,312
		NIKE INC CL B	21,400	**	1,337,500
		AIRBNB INC	6,435	**	599,062
		AIRBNB INC SER E PC PP	2,935	**	273,232
		UBER TECHNOLOGIES INC	10,648	**	519,327
		UBER TECH SER G PP	6,243	**	304,485
		PALO ALTO NETWORKS INC	6,800	**	1,197,752
		PAYPAL HLDGS INC	36,200	**	1,310,440
		FLIPKART LTD SER G PC PP	2,913	**	302,865
		PRICELINE GROUP INC	6,380	**	8,134,181
		RED HAT INC	17,100	**	1,416,051
		REGENERON PHARMACEUTICALS	3,200	**	1,737,184
		SALESFORCE.COM INC	34,000	**	2,665,600
		SERVICENOW INC	22,300	**	1,930,288
		STARBUCKS CORP	26,000	**	1,560,780
	*	STATE STREET CORP	33,300	**	2,209,788
		TD AMERITRADE HLDGS CORP	43,200	**	1,499,472
		T-MOBILE US INC	39,600	**	1,549,152
		TENCENT HLDGS LTD UNS ADR	87,600	**	1,718,712
		TESLA MOTORS INC	8,720	**	2,092,887
		TEXTRON INC	55,500	**	2,331,555
		TRACTOR SUPPLY CO.	25,300	**	2,163,150
		UNITEDHEALTH GROUP INC	33,300	**	3,917,412
		VERTEX PHARMACEUTICALS	16,800	**	2,113,944
		VISA INC CL A	108,000	**	8,375,400
		VULCAN MATERIALS CO	33,500	**	3,181,495
		WESTINGHOUSE AIR BRAKE TECHNOLOGY CORP	21,300	**	1,514,856
		WORKDAY INC CL A	10,500	**	836,640
		VODAFONE GROUP PLC	59,823	**	194,902
		PENTAIR PLC	11,900	**	589,407
		TYCO INTERNATIONAL PLC	15,600	**	497,484
		TOTAL SA (FRAN)	6,113	**	274,136
		WILLIS GROUP HOLDINGS PLC	3,600	**	174,852
		XL GROUP PLC	5,700	**	223,326
		TE CONNECTIVITY LTD	2,500	**	161,525
		ROYAL BANK OF SCOTLAND GR	112,278	**	499,871
		EATON CORP PLC	420	**	21,857
		AES CORP	63,800	**	610,566
		AT&T INC	6,300	**	216,783
		AMERICAN EXPRESS CO	13,300	**	925,015
		AMERIPRISE FINANCIAL INC	5,800	**	617,236
		ANADARKO PETROLEUM CORP	6,900	**	335,202
		ANALOG DEVICES INC	10,100	**	558,732
		ANTHEM INC	5,638	**	786,163
		APACHE CORP	24,700	**	1,098,409
		APPLIED MATERIALS INC	50,500	**	942,835
		ARCHER DANIELS MIDLAND CO	21,100	**	773,948

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2015

(a)		(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
		AVON PRODUCTS INC	35,400	**	143,370
		BANK OF AMERICA CORPORATION	77,400	**	1,302,642
		BANK OF NEW YORK MELLON	15,900	**	655,398
		BECTON DICKINSON & CO	1,200	**	184,908
		GLAXOSMITHKLINE PLC	25,853	**	523,285
		BOEING CO	10,400	**	1,503,736
		BRISTOL-MYERS SQUIBB CO	14,900	**	1,024,971
		CA INC	11,700	**	334,152
		CANADIAN NAT’L RES (USD)	25,500	**	556,665
		CANADIAN PAC RAILWAY	1,500	**	191,400
		CARNIVAL CORP	12,700	**	691,896
		CENTURYLINK INC	13,682	**	344,239
		CHEVRON CORP	11,500	**	1,034,540
		CHUBB CORP	4,000	**	530,560
		CISCO SYSTEMS INC	32,000	**	868,960
		CITIGROUP INC	16,700	**	864,225
		COMCAST CORP CL A	10,500	**	592,515
		CUMMINS INC	2,500	**	220,025
		DEERE & CO	8,600	**	655,922
		DIGITAL REALTY TRUST INC	5,400	**	408,348
		DISNEY (WALT) CO	4,500	**	472,860
		DUPONT (EI) DE NEMOURS & COMPANY	15,700	**	1,045,620
		DUKE ENERGY CORP	5,650	**	403,354
		EMC CORP	22,000	**	564,960
		EDISON INTL	8,800	**	521,048
		EMERSON ELECTRIC CO	17,600	**	841,808
		ENTERGY CORP	12,900	**	881,844
		EXELON CORP	6,600	**	183,282
		EXXON MOBIL CORP	22,300	**	1,738,285
		FIFTH THIRD BANCORP	21,000	**	422,100
		FIRSTENERGY CORP	27,500	**	872,575
		FORD MOTOR CO	8,500	**	119,765
		GENERAL ELECTRIC CO	86,612	**	2,697,960
		GENERAL MOTORS CO	15,973	**	543,242
		GENUINE PARTS CO	300	**	25,767
		GILEAD SCIENCES INC	4,100	**	414,879
		HARRIS CORP	10,500	**	912,450
		HESS CORP	16,600	**	804,768
		ILLINOIS TOOL WORKS INC	9,200	**	852,656
		INTL BUS MACH CORP	600	**	82,572
		INTERNATIONAL PAPER CO	21,600	**	814,320
	*	JPMORGAN CHASE & CO	38,100	**	2,515,743
		JOHNSON & JOHNSON	15,400	**	1,581,888
		JOHNSON CONTROLS INC	14,500	**	572,605
		KELLOGG CO	5,700	**	411,939
		KOHLS CORP	15,200	**	723,976
		LAS VEGAS SANDS CORP	12,600	**	552,384
		LOEWS CORP	24,200	**	929,280

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2015

(a)		(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
		MACERICH COMPANY	1,100	**	88,759
		MACYS INC	11,500	**	402,270
		MARSH & MCLENNAN COS INC	17,900	**	992,555
		TELEFONICA SA	30,802	**	342,607
		MATTEL INC	37,400	**	1,016,158
		MCCORMICK & CO NON-VTG	1,700	**	145,452
		MERCK & CO INC NEW	18,500	**	977,170
		METLIFE INC	25,000	**	1,205,250
		MICROSOFT CORP	30,700	**	1,703,236
		MORGAN STANLEY	32,300	**	1,027,463
		NEWS CORP NEW CL A	28,000	**	374,080
		NISOURCE INC	36,400	**	710,164
		NORTHERN TRUST CORP	14,200	**	1,023,678
		NUCOR CORP	17,400	**	701,220
		OCCIDENTAL PETROLEUM CORP	8,500	**	574,685
		OCH-ZIFF CAPITAL MNGMT GR	21,100	**	131,453
		PG&E CORP	13,200	**	702,108
		PNC FIN SVCS GRP INC	6,300	**	600,453
		PEPSICO INC	7,500	**	749,400
		PFIZER INC	48,000	**	1,549,439
		QUALCOMM INC	17,200	**	859,742
		RAYONIER INC REIT	16,000	**	355,200
		ROYAL DUTCH SHELL SP CL A	22,100	**	1,011,959
		SOUTHWEST AIRLINES CO	4,200	**	180,852
		STAPLES INC	18,400	**	174,248
	*	STATE STREET CORP	11,600	**	769,776
		SUN LIFE FINL SVCS CDA	10,700	**	333,840
		TEXAS INSTRUMENTS INC	13,600	**	745,416
		TIME WARNER INC	2,400	**	155,208
		TWENTY FIRST CENTURY FOX	18,800	**	510,608
		TWENTY FIRST CENTURY CL B	13,400	**	364,882
		US BANCORP DEL	9,000	**	384,030
		UNION PACIFIC CORP	4,900	**	383,180
		UNITED PARCEL SVCS CL B	8,100	**	779,463
		UNITED TECHNOLOGIES CORP	1,600	**	153,712
		VERIZON COMM INC	25,319	**	1,170,244
		VIACOM INC CL B	2,900	**	119,364
		VULCAN MATERIALS CO	7,200	**	683,784
		WAL MART STORES INC	9,200	**	563,960
		WELLS FARGO & CO	17,600	**	956,736
		WESTERN DIGITAL CORP	2,800	**	168,140
		WESTROCK CO	2,488	**	113,503
		WEYERHAEUSER CO	21,300	**	638,574
		XCEL ENERGY INC	22,100	**	793,611
		COLUMBIA PIPELINE GROUP	26,400	**	528,000
		LOGITECH INTL SA REG	192,770	**	2,963,916
		ABIOMED INC	40,401	**	3,647,402
		AFFILIATED MANAGERS GRP	14,446	**	2,307,893

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2015

(a)		(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
		ARISTA NETWORKS INC	21,051	**	1,638,610
		ATHENAHEALTH INC	13,375	**	2,152,974
		BIO TECHNE CORP	44,483	**	4,003,469
		BLACKBAUD INC	72,065	**	4,746,201
		CORE LABORATORIES NV	27,332	**	2,972,082
		DINEEQUITY INC	44,625	**	3,778,399
		DUNKIN BRANDS GROUP INC	76,635	**	3,263,885
		ELLIE MAE INC	18,798	**	1,132,204
		EQUITY COMMONWEALTH	154,399	**	4,281,484
		EXPEDITORS INTL OF WASHINGTON INC	72,691	**	3,278,364
		GRACO INC	60,429	**	4,355,118
		HEARTLAND PAYMENT SYS INC	36,123	**	3,425,183
		J2 GLOBAL INC	56,995	**	4,691,828
		LENDINGCLUB CORP	149,839	**	1,655,721
		LIBERTY TRIPADVISOR HOLDG	45,970	**	1,394,730
		MSCI INC	57,127	**	4,120,571
		NIC INC	114,048	**	2,244,465
		OUTFRONT MEDIA INC	139,550	**	3,046,377
		PANDORA MEDIA INC	121,538	**	1,629,825
		QUOTIENT TECHNOLOGY INC	102,764	**	700,850
		SALLY BEAUTY HLDGS INC	175,450	**	4,893,305
		SHUTTERSTOCK INC	49,301	**	1,594,394
		VERIFONE SYSTEMS INC	127,216	**	3,564,592
		WISDOMTREE INVESTMENTS	47,553	**	745,631
		YELP INC	25,030	**	720,864
		ZEBRA TECH CORP CL A	62,789	**	4,373,254
	*	NextEra Energy (NextEra Energy, Inc. Stock Fund)	3,837,635	144,703,100	398,691,869
	*	NextEra Energy (NextEra Energy, Inc. Stock Leveraged ESOP Fund)	8,321,729	125,864,508	864,544,426
	*	NextEra Energy (NextEra Energy, Inc. Stock Leveraged ESOP Fund - Unallocated)	101,412	1,470,474	10,535,693

		Total Common Stock		$272,038,082	$1,629,954,856

		Collective Trust Funds:
	*	PIMCO Diversified Real Asset Trust	847,972	**	10,548,775
	*	BTC Russell 3000 M	5,520,486	**	58,639,702
	*	BTC US Debt Index W	2,192,133	**	44,591,611
	*	BTC MSCI ACWI EX US IMI M	2,669,771	**	28,100,939
	*	BTC Equity Index T	1,932,520	**	149,896,529
	*	Cohen & Steers US Realty Shares	6,526,677	**	75,187,323
	*	Fidelity Low-priced Stock Pool	7,895,711	**	85,273,677
	*	Loomis Sayles Core Plus Fixed Income Trust Class D	5,297,716	**	68,446,496
	*	Fisher Investments Emerging Markets Equity Collective Trust	421,793	**	3,947,982
	*	Clearbridge Value Equity CIF R1	4,601,861	**	74,089,956
	*	Royce PC Trust R IS	9,488,484	**	81,316,308
	*	Vanguard Target Retirement	790,020	**	35,432,378
	*	Vanguard Target 2015	2,530,235	**	109,559,184
	*	Vanguard Target 2025	4,163,646	**	178,079,151
	*	Vanguard Target 2035	4,036,798	**	171,563,933
	*	Vanguard Target 2045	1,601,115	**	68,767,885

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2015

(a)		(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	*	Vanguard Target 2055	187,598	**	9,878,895
	*	SSBK Government STIF Fund (US Large Cap Growth Fund)	3,247,094	**	3,247,094
	*	SSBK Government STIF Fund (Equity Income TRP Fund)	1,093,905	**	1,093,905
	*	SSBK STIF Fund (Small Mid Cap Growth Fund)	4,136,414	**	4,136,414
	*	SSBK Government STIF Fund (Managed Income Fund)	3,041,804	**	3,041,804

		Total Collective Trust Funds		–	$1,264,839,941

		Registered Investment Companies - Mutual Funds:
	*	JPMorgan US Government Money Market Fund	79,886,128	**	79,886,128
	*	Eaton Vance Floating-Rate & High Income Fund Class I	1,310,841	**	10,840,656
	*	Vanguard Prime Cap Core Fund	3,815,031	**	79,428,954
	*	American Funds EuroPacific Growth Fund Class R6	1,847,866	**	83,745,280
	*	Fidelity Institutional Cash Portfolio (NextEra Energy, Inc. Stock Fund)	2,158,722	**	2,158,722
	*	Fidelity Institutional Cash Portfolio (NextEra Energy, Inc. Stock Leveraged ESOP Fund)	7,388,939	**	7,388,939
	*	Fidelity Institutional Cash Portfolio (Managed Income Fund)	3,101,673	**	3,101,673

		Total Registered Investment Companies		–	$266,550,352

		U.S. Treasury Notes:
		USTN 1.5% 01/31/19	5,355,000	**	5,408,299
		USTN 1.625% 04/30/19	4,861,000	**	4,903,640
		USTN 0.875% 10/15/17	12,714,000	**	12,700,418
		USTN 1.375% 03/31/20	41,217,000	**	40,862,784
		USTN 0.875% 11/30/17	4,154,000	**	4,145,555
		USTN 1.25% 12/15/18	15,924,000	**	15,901,812
		USTN 1.375% 2/28/19	8,070,000	**	8,103,356
		USTN .875% 4/30/17	16,699,000	**	16,717,442
		USTN .750% 6/30/17	11,264,000	**	11,229,471
		UST NOTE .875% 1/31/18	11,434,000	**	11,419,795
		UST NOTES 1.625% 06/30/2019	14,849,000	**	14,919,201
		USTN 1% 05/15/18	4,946,000	**	4,928,388
		UST NOTES 1.625% 07/31/20	6,684,000	**	6,699,228

		Total U.S. Treasury Notes		–	$157,939,389

		Government Agency Notes:
		FHLB 0.875% 05/24/17	1,140,000	**	1,139,477
		FNMA 1.5% 06/22/20	1,556,000	**	1,537,827
		FNMA 1.125% 07/20/18	601,000	**	601,642
		FNMA 1.5% 11/30/20	3,658,000	**	3,599,321
		FNMA 1.125% 12/14/18	2,808,000	**	2,788,246
		FNMA 1.875% 12/28/20	4,403,000	**	4,403,425
		FNMA 1.875% 09/18/18	3,699,000	**	3,771,373

		Total Government Agency Notes		–	$17,841,311

		Mortgage Backed Securities:
		BACM 2006-2 A4 CSTR 5/45	59,656	**	60,033
		BACM 2006-4 A4 5.634% 07/46	315,940	**	319,989
		BACM 2006-4 A1A CSTR 7/46	588,063	**	595,956

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2015

(a)		(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
		BSCMS 2006-T22 A1A CSTR 4/38	332,608	**	335,115
		BSCMS 2006-PW12 A1A CSTR 9/38	365,451	**	368,632
		BSCMS 2006-PW13 A1A 5.533 9/41	523,878	**	533,617
		BSCMS 2006-PW14 A1A 5.189	214,067	**	219,597
		CD 2007-CD5 A1A 5.8% 11/44	543,635	**	574,469
		COMM 2015-CR22 A2 2.856% 03/48	214,000	**	217,216
		COMM 2012-CR5 A1 0.673% 12/45	83,639	**	83,209
		COMM 2012-CR1 A2 2.35% 5/45	253,009	**	255,099
		COMM 2012-CR2 A1 .824% 08/45	19,079	**	19,065
		COMM 2012-CR3 ASB 2.372% 11/45	291,000	**	289,140
		COMM 2013-CR9 A1 1.3440% 7/45	75,141	**	74,970
		COMM 2014-CR17 A2 3.012% 05/47	490,000	**	501,018
		COMM 2014-CR18 A2 2.924% 07/47	380,000	**	387,132
		CD 2006-CD3 A5 5.617% 10/48	55,788	**	56,597
		CGCMT 2006-C4 A1A CSTR 03/49	176,474	**	178,086
		CGCMT 2006-C5 A4 5.431 10/49	399,991	**	407,157
		CGCMT 2006-C5 A1A 5.425 10/49	781,965	**	801,305
		CGCMT 13-GC11 A1 0.672% 12/17	141,147	**	140,027
		CWCI 2007-C2 A3 5.484% 04/47	332,697	**	343,457
		COMM 06-C8 A4 5.306% 12/46	717,315	**	733,266
		COMM 2006-C8 A1A 5.292 12/46	555,306	**	570,434
		COMM 2006-C7 A4 CSTR 6/46	420,324	**	425,875
		COMM 2006-C7 A1A CSTR 6/46	480,540	**	486,514
		COMM 2013-LC6 A1 .7240% 1/46	110,907	**	110,061
		FHR 2382 MB 6% 11/16	5,156	**	5,275
		FNR 2013-16 GP 3% 03/33	587,171	**	606,043
		FNR 2014-83 P 3% 06/43	718,838	**	742,983
		FNR 2015-32 PA 3% 4/44	570,482	**	587,396
		FNR 2015-28 P 2.5% 5/45	1,687,702	**	1,700,463
		FNR 2015-28 JE 3% 05/45	1,538,846	**	1,578,954
		FNR 2015-42 LE 3% 06/45	1,067,157	**	1,087,842
		FNR 2015-49 LE 3% 07/45	771,725	**	790,554
		FNR 2015-54 LE 2.5% 07/45	928,570	**	938,117
		FHR 4046 LA 3% 11/2026	491,546	**	506,193
		FHR 3820 DA 4% 11/35	189,381	**	198,197
		FHR 2015-4472 WL 3% 05/45	739,552	**	758,028
		FHR SER 4221 CLS GA 1.4% 7/23	607,069	**	600,117
		FHR 3741 HD 3% 11/15/39	177,915	**	182,008
		FHR 2010-3645 KP 5% 02/40	378,595	**	418,212
		GSMS 2013-GC10 A1 .696% 2/46	1,818	**	1,819
		GSMS 2013-GC10 A2 1.84% 2/46	160,000	**	160,265
		GSMS 2013-GC12 A1 VAR 06/46	147,265	**	145,830
		GSMS 2006-GG8 A4 5.56% 11/39	671,113	**	673,069
		GSMS 2006-GG8 A1A 5.547 11/39	321,597	**	327,866
		GECMC 2006-C1 A1A CSTR 3/44	118,951	**	119,449
		GNR 13-41 PA 2.5% 04/40	357,906	**	365,119
	*	JPMCC 2015-JP1 A2 3.1438% 1/49	351,000	**	360,931
	*	JPMCC 2006-LDP7 A4 CSTR 04/45	369,755	**	372,760

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2015

(a)		(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	*	JPMCC 2006-LDP7 A1A CSTR 4/45	653,618	**	663,213
	*	JPMCC 2006-CB16 A4 5.552% 5/45	81,572	**	82,907
	*	JPMCC 2006-CB16 A1A 5.546 5/45	880,282	**	894,899
	*	JPMCC 2013-C10 .7302% 12/15/47	90,199	**	89,560
	*	JPMBB 15-C29 A2 2.8596% 05/48	310,000	**	315,358
		LBUBS 2006-C6 A4 5.372% 9/39	376,795	**	383,377
		LBUBS 2006-C6 A1A CSTR 9/39	577,510	**	588,730
		LBUBS 2007-C7 A3 5.886% 9/45	273,247	**	287,652
		MLMT 2006-C2 A1A CSTR 8/43	511,009	**	519,047
		MLCFC 2006-3 A4 CSTR 7/46	1,209,983	**	1,231,793
		MSBAM 2014-C14 A2 2.916% 1/47	566,000	**	577,945
		MSC 2006-IQ11 A1A CSTR 10/42	407,475	**	410,597
		MSC 2006-HQ9 A4 CSTR 7/44	319,346	**	322,823
		MSC 2007-IQ13 A1A 5.312% 3/44	191,847	**	198,389
		MSC 2007-T27 A1A CSTR 6/42	664,315	**	696,876
		UBSBB 2012-C2 A1 1.006% 5/63	125,727	**	125,447
		UBSCM 2012-C1 A2 2.180% 5/45	233,851	**	235,275
		UBSBB 2012-C4 A1 .6728 12/45	106,748	**	106,114
		UBSBB 2013-C6 A1 0.8022% 4/46	125,507	**	124,448
		WFRBS 13-C14 A1 .836% 6/15/46	97,483	**	96,673
		WFRBS 2013-C14 A2 2.133% 6/46	150,000	**	150,264
		WFRBS 2011-C5 A1 1.456 11/44	13,210	**	13,222
		WFRBS 2012-C8 A1 .864% 8/45	102,874	**	102,538
		WFRBS 2012-C8 A2 1.881% 8/45	360,000	**	360,464
		WFRBS 2013-C11 A1 .799% 03/45	68,119	**	67,717
		WBCMT 2006-C24 A1A CSTR 3/45	153,129	**	153,654
		WBCMT 2006-C25 A5 CSTR 5/43	180,000	**	181,822
		WBCMT 2006-C25 A1A CSTR 5/43	417,804	**	423,211
		WBCMT 2006-C27 A3 CSTR 7/45	177,017	**	177,647
		WBCMT 2006-C26 A1A CSTR 6/45	529,782	**	536,301
		WBCMT 2006-C29 A4 5.308% 11/48	147,398	**	150,063
		WBCMT 2006-C29 A1A 5.297 11/48	807,165	**	828,599
		WFCM 2012-LC5 ASB 2.528% 10/45	265,000	**	264,533
		WFCM 2013-LC12 A1 1.676% 7/46	487,340	**	486,000
		FHLG 15YR 4.50% 8/18 #E98688	57,025	**	59,261
		FHLG 15YR 4.50% 9/18 #E99205	22,238	**	23,131
		FHLG 15YR 4.50% 10/18 #E99833	30,761	**	31,997
		FHLM ARM 3.53% 4/40 #1B4657	48,383	**	51,324
		FHLM ARM 3.58% 4/40 #1B4702	46,048	**	48,904
		FHLG 7.50% 7/34 #G02115	148,293	**	176,097
		FHLG 15YR 5.00% 3/19 #G13052	81,750	**	85,268
		FHLG 15YR 5.00% 4/20 #G13598	116,215	**	121,320
		FHLG 15YR 3.5% 08/30 #G15273	749,061	**	787,998
		FHLG 25YR 5.50% 7/35 #G05815	67,338	**	75,739
		FHLM ARM 4.941% 11/35 #1J1228	56,561	**	59,555
		FHLG 10YR 3.00% 8/21 #J16393	127,886	**	132,413
		FHLG 10YR 3.00% 8/21 #J16442	115,494	**	119,643
		FHLM ARM 3.717% 05/41 #1B8124	37,814	**	40,021

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	FHLM ARM 3.224% 4/41 #1B8179	32,502	**	33,974
	FHLM ARM 3.464% 5/1/41 #1B8304	27,161	**	28,294
	FHLM ARM 3.627% 6/1/41 #1B8372	45,722	**	48,294
	FHLM ARM 3.283 6/1/41	38,523	**	40,560
	FHLM ARM 2.98% 8/41 #1B8533	94,918	**	100,968
	FHLM ARM 3.07% 9/41 #1B8608	61,756	**	64,530
	FHLM ARM 3.242% 9/1/41 #1B8659	28,937	**	30,259
	FHLG 5.50% 3/34 #G01665	96,520	**	108,468
	FHLG 15YR 5.50% 4/18 #G11389	16,810	**	17,414
	FHLG 15YR 4.00% 9/25 #E02787	191,601	**	205,650
	FHLG 15YR 4.00% 4/26 #E02867	96,934	**	103,587
	FHLG 15YR 4.50% 11/18 #B10931	18,752	**	19,524
	FHLM ARM 4.199% 8/36 #848185	25,957	**	27,518
	FHLM AR 12M+187.9 10/42 #849255	233,719	**	248,297
	FHLG 5.50% 5/34 #Z40042	725,420	**	815,370
	FNMA 15YR 6.00% 12/17 #254547	523	**	545
	FNMA 5.50% 11/34 #310105	525,376	**	589,711
	FNMA ARM 3.228% 7/41 #AI3469	44,944	**	47,303
	FNMA ARM 3.01% 8/41 #AI4358	32,181	**	33,829
	FNMA ARM 3.545% 07/41 #AI6050	56,903	**	59,993
	FNMA ARM 3.365% 10/41 #AI6819	21,864	**	22,844
	FNMA 15YR 3.5% 07/26 #AI7819	57,038	**	60,063
	FNMA ARM 09/41 #AI9813	27,594	**	28,822
	FNMA ARM 10/41 #AJ3399	10,011	**	10,440
	FNMA ARM 2.69% 9/41 #AH5260	181,301	**	192,811
	FNMA ARM 2.57% 10/41 #AH5261	121,715	**	129,427
	FNMA 15YR 3.50% 1/26 #AL1168	160,004	**	168,940
	FNMA 15YR 3.50% 3/27 #AL1746	679,328	**	718,329
	FNMA 15YR 3.5% 10/29 #AL5851	217,456	**	230,076
	FNMA 15YR 3.5% 09/29 #AL5878	517,344	**	547,369
	FNMA ARM 06/42 #AO2244	43,003	**	44,139
	FNMA 15YR 3.5% 01/27 #AX1909	258,520	**	272,433
	FNMA 15YR 6.00% 12/16 #545375	698	**	712
	FNMA 6.50% 7/32 #545759	24,858	**	28,810
	FNMA 6.50% 7/32 #545762	14,520	**	16,829
	FNMA 15YR 7.00% 11/18 #555999	207	**	214
	FNMA ARM 4.68% 11/34 #735011	55,965	**	58,870
	FNMA 6.50% 12/32 #735415	14,652	**	16,974
	FNMA 6.50% 7/35 #745092	15,817	**	18,383
	FNMA ARM 4.53% 12/34 #802852	48,895	**	51,990
	FNMA 6.50% 8/36 #888034	21,085	**	24,421
	FNMA 6.50% 8/36 #888544	70,760	**	82,076
	FNMA ARM 4.21% 5/35 #889946	72,131	**	76,542
	FNMA ARM 4.30% 2/35 #995017	592,521	**	624,704
	FNMA ARM 4.53% 10/35 #995414	69,143	**	73,483
	FNMA ARM 4.55% 10/35 #995415	279,997	**	295,017
	FNMA ARM 4.512% 12/36 #995606	86,738	**	91,865
	FNMA ARM 2.61% 4/35 #995609	27,121	**	28,733

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	FNMA ARM 4.285% 7/33 #AD0066	26,118	**	27,737
	FNMA 6.50% 12/35 #AD0723	84,038	**	97,346
	FNMA ARM 3.47% 3/40 #AD0820	49,153	**	52,211
	FNMA ARM 3.60% 3/40 #AD1555	62,701	**	66,727
	FNMA 6.50% 8/36 #AE0746	62,288	**	72,213
	FNMA ARM 11/40 #AE6806	23,975	**	24,983
	GNMA 30YR 5.5% 06/35 #783800	99,643	**	112,509

	Total Mortgage Backed Securities		–	$42,967,485

	Asset Backed Securities:
	AMOT 2012-5 A 1.54% 9/19	260,000	**	258,623
	AMOT 2015-3 A 1.63% 05/20	620,000	**	614,550
	ALLYL 2014-SN1 A3 .75% 02/17	345,942	**	345,677
	ALLYL 2015-SN1 A3 1.21% 03/17	148,000	**	147,416
	ALLYA 2015-1 A3 1.39% 09/19	437,000	**	435,474
	AMXCA 2013-3 A .98% 05/19	696,000	**	695,684
	AMXCA 2014-2 A 1.26% 01/20	681,000	**	680,000
	AMXCA 2014-3 A 1.49% 04/20	1,674,000	**	1,675,701
	BACCT 2015-A2 A 1.36% 09/20	786,000	**	781,147
	BMWLT 2014-1 A3 .73% 02/17	471,180	**	470,818
	BMWLT 2015-1 A3 1.24% 12/17	625,000	**	624,277
	COMET 2013-A3 A3 .96% 9/19	894,000	**	893,093
	COMET 2014-A2 A2 1.26% 01/20	690,000	**	690,186
	COMET 2014-A5 A 1.48% 07/20	1,640,000	**	1,641,384
	COMET 2015-A1 A 1.39% 01/21	620,000	**	616,875
	COMET 2015-A5 A5 1.59% 5/21	780,000	**	777,919
	CARMX 2013-3 A3 .97% 11/15/16	301,085	**	300,692
	CARMX 2014-3 A3 1.16% 06/19	411,000	**	409,682
	CARMX 2014-4 A3 1.25% 11/19	332,000	**	330,698
	CARMX 2015-3 A3 1.63% 06/20	302,000	**	300,857
	CARMX 2015-1 A3 1.38% 11/19	316,000	**	314,817
	CHAIT 2013-A8 A8 1.01% 10/18	762,000	**	761,660
	CHAIT 2014-A1 A 1.15% 01/19	1,890,000	**	1,889,504
	CHAIT 2014-A7 A 1.38% 11/19	829,000	**	827,139
	CHAIT 2015-A2 A 1.59% 02/20	950,000	**	950,539
	CHAIT 2015-A5 A 1.35% 04/20	620,000	**	616,826
	CHAIT 15-A7 A7 1.62% 7/20	835,000	**	832,762
	CCCIT 13-A3 A3 1.11% 7/23/18	610,000	**	613,355
	CCCIT 2013-A6 A6 1.32% 09/18	756,000	**	760,635
	CCCIT 2014-A2 A2 1.02% 02/19	1,032,000	**	1,033,300
	CCCIT 2014-A4 A4 1.23% 04/19	685,000	**	686,314
	CCCIT 2014-A6 A6 2.15% 07/21	662,000	**	671,730
	CCCIT 2014-A8 A8 1.73% 04/20	650,000	**	654,082
	DCENT 2013-A5 A5 1.04% 04/19	758,000	**	757,969
	DCENT 2014-A3 A3 1.22% 10/19	685,000	**	684,614
	DCENT 2014-A4 A4 2.12% 12/21	639,000	**	641,787
	DCENT 2014-A5 A 1.39% 04/20	1,305,000	**	1,302,445
	FORDF 2015-4 A1 1.77% 8/20	620,000	**	620,125

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	FORDL 15-A A3 1.13% 6/18	777,000	**	773,806
	FORDO 2015-C A3 1.41% 02/20	461,000	**	459,203
	GMALT 2015-2 A3 1.68% 12/18	460,000	**	457,585
	GMALT 2015-1 A3 1.53% 09/18	538,000	**	536,196
	HAROT 2015-4 A3 1.23% 09/23/19	425,000	**	421,658
	HART 2015-B A3 1.12% 11/19	596,000	**	591,711
	HART 2015-C A3 1.46% 02/20	452,000	**	450,490
	MBALT 2015-A A3 1.10% 08/17	645,000	**	644,632
	NALT 2014-A A3 .80% 02/17	373,000	**	372,796
	NAROT 2015-C A3 1.37% 5/20	460,000	**	457,099
	NEF 2005-1 A5 4.74% 10/45	133,337	**	126,321
	SYNCT 2015-2 A 1.60% 4/21	620,000	**	616,018
	TAOT 2015-C A3 1.34% 6/19	780,000	**	778,575
	TAOT 2015-B A3 1.27% 05/19	1,000,000	**	996,253
	USAOT 2015-1 A3 1.2% 06/19	312,000	**	310,720
	VALET 2013-2 A3 0.7% 04/18	510,236	**	507,909
	VWALT 2014-A A3 .80% 4/20/17	442,093	**	440,980
	VALET 2014-1 A3 .91% 10/22/18	454,000	**	450,871
	VWALT 2015-A A3 1.25% 12/17	391,000	**	387,264
	WOLS 2013-A A3 1.10% 12/16	260,015	**	260,128
	WOART 2014-B A3 1.14% 1/20	602,000	**	599,879
	WOLS 2015-A A3 1.54% 10/18	557,000	**	553,404
	WOLS 2014-A A3 1.16% 09/17	463,000	**	461,809

	Total Asset Backed Securities		–	$38,965,663

	Corporate Bonds:
	APPLE INC 1% 5/3/18	1,388,000	**	1,379,338
	APPLE INC 2.85% 5/6/21	510,000	**	524,747
	AUSTRALIA & NZ 1.875% 10/06/17	393,000	**	395,685
	AUSTRALIA & NZ 1.45% 5/15/18	370,000	**	367,219
	AUST & NZ BKG NY 2.25% 6/13/19	710,000	**	709,565
	AUSTRALIA & NZ BKG 2% 11/16/18	320,000	**	320,198
	BANK OF MONTREAL 1.8% 7/15/18	620,000	**	623,383
	BANK OF MONTREL 2.375% 1/25/19	400,000	**	407,473
	BANK OF NY MTN 2.4% 1/17/17	930,000	**	948,975
	BK OF NOVA SCOTIA 2.05% 6/5/19	1,000,000	**	994,020
	BANK NOVA SCOTIA 2.8% 07/21/21	500,000	**	509,205
	BERKSHIRE HTHWY INC 2.1% 08/19	1,000,000	**	1,014,303
	CHEVRON CORP NE 1.104% 12/5/17	740,000	**	735,542
	CHEVRON CORP NEW 1.961% 03/20	1,555,000	**	1,542,958
	CISCO SYSTEMS INC 2.125% 3/19	690,000	**	700,823
	CISCO SYSTEMS 2.45% 6/15/20	1,000,000	**	1,010,792
	COCA-COLA CO 1.15% 04/01/18	760,000	**	760,099
	COLGATE-PALMOLIVE 0.9% 5/1/18	483,000	**	478,984
	COMMONWEALTH NY 2.25% 03/13/19	681,000	**	687,062
	COMMONWEALTH BK NY 1.4% 09/17	320,000	**	320,724
	COMMONWEALTH BK NY 2.3% 9/6/19	650,000	**	653,444
	COMMWLTH BK ASTL NYB 2.3% 3/20	310,000	**	309,143

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2015

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	GENERAL ELEC CO 3.375% 3/11/24	602,000	**	629,297
	HSBC USA INC 2.625% 09/24/18	198,000	**	202,281
	IBRD 1% 06/15/18	200,000	**	198,345
	MERCK & CO INC NEW 1.85% 02/20	1,000,000	**	1,002,836
	MICROSOFT CORP 1.625% 12/06/18	1,000,000	**	1,006,624
	MIDAMERICAN ENE 2.4% 03/15/19	750,000	**	761,169
	ONTARIO PROV 2% 09/27/18	2,340,000	**	2,371,475
	ORACLE CORP 2.25% 10/8/19	650,000	**	660,391
	PEPSICO INC 7.9% 11/01/18	335,000	**	396,997
	PROCTER GAMBLE MTN 4.7 2/15/19	151,000	**	167,259
	PROCTER & GAMBLE 1.6% 11/15/18	689,000	**	695,292
	PUBLIC SVC ELEC 2.3% 09/15/18	1,000,000	**	1,017,925
	PUBLIC SVC ELEC 1.8% 06/01/19	700,000	**	693,857
	ROYAL BK CAN GL 1.5% 01/14/18	603,000	**	604,251
	ROYAL BK CDA 2.2% 7/27/18	769,000	**	782,590
	ROYAL BK OF CDA 2.15% 03/15/19	340,000	**	343,131
	ROYAL BK CAN GL 1.8% 07/30/18	300,000	**	301,370
	ROYAL BK CAN GL 2.35% 10/30/20	1,000,000	**	995,422
	SAN DIEGO G&E 3% 8/15/21	550,000	**	567,974
	SHELL INTL FIN 1.125% 8/21/17	590,000	**	588,311
	SHELL INTL FIN BV 2.125% 05/20	468,000	**	461,830
	SHELL INTL 2.25% 11/10/20	806,000	**	796,479
	SOUTHERN CA GAS 1.55% 6/15/18	1,000,000	**	997,163
	SUMITOMO MITSUI BKG 1.8% 7/17	944,000	**	951,299
	SUMITOMO BKG 2.45% 1/10/19	430,000	**	436,580
	SUMITOMO BKG 2.25% 07/11/19	500,000	**	502,076
	TORONTO DOMINI 2.375% 10/19/16	767,000	**	778,666
	TORONTO DOM 1.4% 4/30/18	760,000	**	755,582
	TORONTO DOMINI 2.625% 09/10/18	754,000	**	774,711
	TORONTO DOM BK 2.125% 7/02/19	340,000	**	343,262
	TORONTO DOMINION 2.25% 11/5/19	490,000	**	491,600
	TOTAL CAP CDA L 1.45% 01/15/18	416,000	**	416,282
	TOTAL CAPITAL SA 1.5% 2/17/17	390,000	**	392,867
	TOTAL CAP INTL 1.55% 6/28/17	390,000	**	391,064
	TOTAL CAP INTL 2.125% 01/10/19	700,000	**	708,540
	TOTAL CAP INTL 2.75% 06/19/21	340,000	**	339,042
	TOYOTA MOTOR CR 2% 10/24/18	700,000	**	706,706
	TOYOTA MOTOR CRDIT 2.125% 7/19	500,000	**	505,905
	US BANK NA 1.1% 01/30/17	700,000	**	702,240
	US BANK NA CIN 2.125% 10/19	1,451,000	**	1,455,824
	USBKNA 1.35% 01/26/18	480,000	**	481,177
	WAL-MART STORES 1.125% 4/18	762,000	**	760,781
	WAL MART STORES 3.3% 04/22/24	342,000	**	355,344
	WELLS FARGO 1.5% 01/18	1,500,000	**	1,504,184
	WELLS FARGO & CO 2.15% 1/15/19	1,392,000	**	1,413,935
	WELLS FARGO 3% 01/22/21	635,000	**	650,446
	WELLS FARGO & CO MTN 2.6% 7/20	460,000	**	464,299
	WESTPAC BANKING CRP 2% 8/14/17	703,000	**	712,774

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2015

(a)		(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
		WPACBKG 1.6% 1/12/18	402,000	**	404,265
		WESTPAC BANK CORP 1.2% 5/19/17	680,000	**	679,343
		WESTPAC BANKING 1.5% 12/01/17	330,000	**	329,353
		VRX ESCROW 5.875 5/2 144A	32,000	**	28,560

		Total Corporate Bonds		–	$50,072,658

		Synthetic guaranteed investment contract and wrapper contracts:
		Adjustment from fair value to contract value guaranteed investment contract		**	(3,406,639)
	*	GIC State Street Bank and Trust Company Boston Contract # 107049 - wrapper		**	35,283
		GIC Monumental Life Insurance Company Contract # MDA01058TR-00 - wrapper		**	22,749

		Total synthetic guaranteed investment contract and wrapper contracts:		–	$(3,348,607)

	*	Participant loans	3.25% Maturing 2016 - 2021	**	71,861,913

		Total investments at year end		$272,038,082	$3,537,644,961

*	Party-in-interest
**	Historical cost is disclosed only for non-participant directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 20, 2016		NextEra Energy, Inc. Employee Retirement Savings Plan
(Name of Plan)

	By:	/s/ DEBORAH H. CAPLAN
Deborah H. Caplan Chairman of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23(a)	Consent of Crowe Horwath LLP